Exhibit 99.1

Tender Offer Statement

To the attention of the Korean Financial Services Commission

Filed on April 17, 2017

Filed by	Name	KB Financial Group Inc.
	Address	84, Namdaemun-ro, Jung-gu, Seoul, Korea
	Phone Number	+82-2-2073-7114

Agent	Name	KB Securities Co., Ltd.
	Address	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea
	Phone Number	+82-1588-6611

Locations where this Tender Offer Statement and the Tender Offer Circular are publicly available:

A.	Tender Offer Statement

•	Data Analysis, Retrieval and Transfer System of the Financial Services Commission (Financial Supervisory Service): dart.fss.or.kr

•	Korea Investor’s Network For Disclosure System of the Korea Exchange: kind.krx.co.kr

B.	Tender Offer Circular

•	Data Analysis, Retrieval and Transfer System of the Financial Services Commission (Financial Supervisory Service): dart.fss.or.kr

•	Korea Investor’s Network For Disclosure System of the Korea Exchange: kind.krx.co.kr

•	Tender Offer Agent: Head office, branch offices and other places of business of KB Securities Co., Ltd.

<Summary Information>

Offeror	• Name: KB Financial Group Inc. (the “Offeror”) ⬛ Company ☐ Individual ☐ Juridical person or institution that is not a company ☐ Foreigner
• Relation to the Target Company ☐ The Target Company itself ⬛ The largest shareholder or officer of the Target Company ☐ Affiliate of the Target Company ☐ Others (a third party, etc.)

Name of the Target Company	KB Insurance Co., Ltd. (the “Target Company”)

Purpose of this tender offer (the “Tender Offer”)

☐  Stabilization of Company Control    ☐  M&A    ☐  Satisfaction of Holding Company Requirement    ⬛  Delisting    ☐  Others

•       Contents: The Offeror, which is the largest shareholder of the Target Company, wishes the Target Company to be its wholly-owned subsidiary. To this end, the Offeror plans on acquiring additional equity interests in the Target Company pursuant to the Tender Offer and then proceeding with a comprehensive stock swap. If the Tender Offer and the comprehensive stock swap proceed as planned, in accordance with the Commercial Code and the Financial Holding Companies Act, the Target Company will be delisted. The Offeror plans to undertake the Tender Offer and acquire additional shares from the shareholders of the Target Company, together with the contemplated stock swap, in order to secure an adequate number of shares for approval of the stock swap at the shareholders’ meeting and in order to provide the shareholders of the Target Company with an opportunity to dispose of their shares at the tender offer price, which is inclusive of a premium compared to the current market price.

Shares Subject to the Tender Offer	Type of Shares	Common shares of KB Insurance Co., Ltd. in registered form
	Number of Shares (Shareholding Ratio) to be acquired by Offeror	40,027,241 shares (60.19% of the total issued shares)
	Tender Offer Price	KRW 33,000 per share (the “Tender Offer Price”)

Terms of the Tender Offer	The Offeror will purchase all of the shares tendered, up to all of the equity interests in the Target Company that the Offeror does not hold as of the Filing Date (40,027,241 shares, 60.19% of the total issued shares), irrespective of the number of shares tendered, and will pay the Tender Offer Price in cash.

Tender Offer Period	April 17, 2017 ~ May 12, 2017 (26 days) (Settlement Date: May 19, 2017)

Shares held by Offeror	As of Filing Date	Number of Shares Held	26,472,759 shares
		Shareholding Ratio	39.81% of total issued shares
	Post-Tender Offer (Expected)	Number of Shares to be Held	66,500,000 shares
		Shareholding Ratio	100% of total issued shares
Tender Offer Agent		KB Securities Co., Ltd.

Note) The number of shares held and the shareholding ratio are calculated based on the total number of issued shares. As of the Filing Date, the Target Company has no securities issued (other than common shares) that may be convertible or exchangeable into common shares, such as those granted with stock options or preemptive rights.

I. Information About Offeror and Its Specially-Related Persons

1.	Information About Offeror and Its Specially-Related Persons

A.	Offeror

(1)	Legal and Commercial Name of Offeror

KB Financial Group Inc.

(2)	Date of Incorporation and Duration of Existence

The Offeror was incorporated on September 29, 2008 through a comprehensive stock transfer of Kookmin Bank, KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd. (formerly known as KB Venture Investment Co., Ltd.), KB Credit Information Co., Ltd., KB Data System Co., Ltd., KB Asset Management Co., Ltd., KB Futures Co., Ltd., and KB Investment & Securities, and was listed on the Korea Exchange on, and has been publicly traded since, October 10, 2008.

(3)	Address, Phone Number and Homepage of Head Office:

•	Address: 84, Namdaemun-ro, Jung-gu, Seoul, Korea

•	Phone Number: +82-2-2073-7114

•	Homepage: www.kbfg.com

(4)	Legal Basis for Business Operation

The Offeror is conducting its business pursuant to the Financial Holding Companies Act.

(5)	Major Business

The Offeror is a holding company established in September 2008 and is a true holding company having as its primary business objective the control of subsidiaries engaged in or closely related to the financial business through the ownership of shares.

The businesses conducted by the Offeror’s consolidated subsidiaries (as determined pursuant to K-IFRS which was adopted in 2011) are the banking business (Kookmin Bank), credit card business (KB Kookmin Card Co., Ltd.), financial investment business (KB Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd.), insurance business (KB Insurance Co., Ltd., KB Life Insurance Co., Ltd.) and others (KB Capital Co., Ltd., KB Savings Bank Co., Ltd., KB Credit Information Co., Ltd., KB Data System Co., Ltd.).

In addition, certain affiliates hold special purpose companies for the acquisition, administration, management and disposition of securitization assets, including loans, as well as investment associations and private equity funds for the generation of investment returns.

For further details on this Section, please refer to the “II. Information About the Business” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the Financial Services Commission (“FSC”) (Financial Supervisory Service (“FSS”)) (dart.fss.or.kr) on March 31, 2017.

(6)	Overview of Consolidated Subsidiaries

For information on this Section, please refer to the “I. Information About the Company, 1. Information About the Company, ga. Overview of Consolidated Subsidiaries” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

(7)	Information About Affiliates

As of the Filing Date, the number of companies which comprise the corporate group of the Offeror is 36 (the holding company, 12 first-tier subsidiaries and 23 second-tier subsidiaries).

For further details on this Section, please refer to the “IX. Information About the Affiliated Companies” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

B.	History of Offeror

(1)	History of Significant Activities

The significant activities of the Offeror for the past 3 years are as follows. For further details on this Section, please refer to the “I. Information About the Company, 2. Company History” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

•	January 13, 2014: KB Savings Bank Co., Ltd. and Yehansoul Mutual Savings Bank merged.

•	March 20, 2014: KB Capital Co., Ltd. was integrated as a subsidiary.

•	July 2, 2014: Korea GCC Global Cooperation Private Equity Fund was integrated as a second-tier subsidiary.

•	June 24, 2015: KB Insurance Co., Ltd. was integrated as a non-consolidated subsidiary.

•	November 23, 2015: additional equity of KB Insurance Co., Ltd. acquired (shareholding ratio changed from 19.47% to 33.29%).

•	May 31, 2016: Hyundai Securities Co., Ltd. was integrated as a non-consolidated subsidiary.

•	June 21, 2016: LIG Investment & Securities Co., Ltd., a second-tier subsidiary, was sold.

•	June 28, 2016: treasury shares of Hyundai Securities Co., Ltd. acquired (shareholding ratio changed from 22.56% to 29.62%).

•	September 9, 2016: The National Pension Service (“NPS”) liquidated the KBIC Private Equity Fund No. 3.

•	November 29, 2016: KB Golden Life Care Co., Ltd. was incorporated as a second-tier subsidiary.

•	December 22, 2016: KB No. 3 Special Purpose Acquisition Company was incorporated as a second-tier subsidiary.

•	December 30, 2016: As a result of a capital increase, the shareholding ratio in KB Insurance Co., Ltd. changed (33.29%g39.81%).

•	December 30, 2016: Hyundai Securities Co., Ltd. and KB Investment & Securities Co., Ltd. merged.

(2)	Address of Head Office

•	84, Namdaemun-ro, Jung-gu, Seoul, Korea

(3)	Significant Changes in Management

(As of the Filing Date)

Position	Name	Date of Appointment	Date of Resignation	Remark
Chairman & CEO	Young-ki Hwang	September 29, 2008	September 29, 2009	Resigned
Vice-Chairman & CEO	Jeong-won Kang	September 29, 2009	July 13, 2010	Resigned
Chairman & CEO	Yoon-dae Euh	July 13, 2010	July 12, 2013	Resigned
Chairman & CEO	Young-rok Lim	July 13, 2013	September 17, 2014	Dismissed
Chairman & CEO	Jong Kyoo Yoon	November 21, 2014	-	Newly appointed

Note) On September 30, 2014, a court ruling appointed Vice President Woong-Won Yoon as interim CEO. This ruling took effect on October 1, 2014.

(4)	Changes in Largest Shareholder

			(Unit: Share, %)
Date of Change	Name of the Largest Shareholder	Number of Shares Held	Shareholding Ratio	Remark
December 31, 2011	NPS	26,510,171	6.86	As of the closing of the shareholder register
March 14, 2012	NPS	27,894,880	7.22	Based on the equity ownership disclosure by the NPS
August 1, 2012	NPS	31,817,770	8.24	Based on the equity ownership disclosure by the NPS
December 31, 2012	NPS	33,158,257	8.58	As of the closing of the shareholder register
June 12, 2013	NPS	34,479,641	8.92	As of the closing of the shareholder register
July 23, 2013	NPS	35,699,841	9.24	Based on the equity ownership disclosure by the NPS
December 31, 2013	NPS	38,476,974	9.96	As of the closing of the shareholder register
October 14, 2014.	NPS	36,750,987	9.51	As of the closing of the shareholder register

Date of Change	Name of the Largest Shareholder	Number of Shares Held	Shareholding Ratio	Remark
December 31, 2014	NPS	36,383,211	9.42	As of the closing of the shareholder register
December 31, 2015	NPS	35,534,667	9.20	As of the closing of the shareholder register
August 12, 2016	NPS	36,826,207	9.53	As of the closing of the shareholder register
December 31, 2016	NPS	41,190,896	9.85	As of the closing of the shareholder register

Note) The shareholding ratio prior to October 19, 2016 was calculated based on a total number of issued shares of 386,351,693 and the shareholding ratio after such date was calculated based on a total number of issued shares of 418,111,537.

(5)	Change of Corporate Name:

Not applicable.

(6) Mergers and Other Corporate Reorganizations

The Offeror executed a share purchase agreement (“SPA”) on June 27, 2014 for the acquisition of LIG Insurance Co., Ltd. and obtained approval from the FSC on December 24, 2014 for the integration of LIG Insurance as a non-consolidated subsidiary. On March 26, 2015, an amendment to the SPA was executed. On June 18, 2015, the Board of Governors of the Federal Reserve System approved the Offeror as a financial holding company in the U.S. On June 24, 2015, LIG Insurance Co., Ltd. changed its name to KB Insurance Co., Ltd. and KB Insurance became a non-consolidated subsidiary of the Offeror.

For further details on this Section, please refer to the “I. Information About the Company, 2. Company History, ra. Mergers and Other Corporate Reorganizations” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

C.	Share Capital and Number of Issued Shares

(1)	Share Capital and Par Value

•	Share capital: KRW 2,090,557,685,000

•	Par value: KRW 5,000 (nominal value)

(2)	Total Number of Issued Shares

(As of the Filing Date)			(Unit: Shares)
	Type of Shares
Classification	Common	Preferred	Total	Remarks
I. Total Number of Authorized Shares	1,000,000,000	—	1,000,000,000	According to the Articles of Incorporation

II. Total Number of Shares Issued to Date	418,111,537	—	418,111,537	—

III. Total Number of Shares Reduced to Date	—	—	—	—

1. Capital Reduction	—	—	—	—
2. Share Retirement	—	—	—	—
3. Redemption of Redeemable Shares	—	—	—	—
4. Others	—	—	—	—

IV. Total Number of Issued Shares (II-III)	418,111,537	—	418,111,537	—

V. Number of Treasury Shares	21,546,313	—	21,546,313	—
VI. Number of Outstanding Shares (IV-V)	396,565,224	—	396,565,224	—

Note) The Offeror, at a meeting of the board of directors (“BOD”) on April 14, 2017, decided to engage in a comprehensive stock swap to make the Target Company a wholly-owned subsidiary of the Offeror. Set forth below are details regarding the above stock swap:

•	Ratio of stock swap: 1 : 0.5728700

* 0.5728700 registered common shares of KB Financial Group Inc. will be allocated per one registered common share of KB Insurance Co., Ltd.

•	Date of stock swap: July 3, 2017

•	After the stock swap on July 3, 2017, there may be changes in the Offeror’s number of issued shares and share capital.

•	For further details on the aforementioned comprehensive stock swap, please refer to the Offeror’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (www.sec.gov) on April 14, 2017.

Also, for further information necessary for making an investment decision, including information regarding the risks of investment, please refer to the Offeror’s Form CB, which will be furnished to the U.S. Securities and Exchange Commission (www.sec.gov) at a later date.

D. Current Status of Executive Officers

As of the Filing Date, the status of registered officers is as follows.

From December 31, 2016 to the Filing Date, there has been no change in the Offeror’s registered officers other than those provided below. For the status of non-registered officers, please refer to the “VIII. Information About Officers and Employees, 2. Current Status of Officers and Employees, (1) Current Status of Officers” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

(As of the Filing Date)	Unit: Shares

		Month of Birth		Registered Officer				Number of Shares Owned		Term in Office	End of Term
Name	Gender		Position		Standing	Responsibility	Education and Work Experience	Common	Preferred
Jong Kyoo Yoon	Male	October 1955	Chairman	Yes	Yes	Overseeing overall management	Ph.D., Business Administration, Sungkyunkwan University Senior Partner, Samil PricewaterhouseCoopers Deputy Head, Finance and Strategy, Kookmin Bank (‘02~‘04) Deputy Head, Personal Finance Group, Kookmin Bank (‘04) Senior Advisor, Kim & Chang (‘05~‘10) CFO, KB Financial Group (‘10~‘13) CRO, KB Financial Group (‘10~‘11) (concurrent) CEO, Kookmin Bank (‘14~present)	10,000	—	2 years 4 months	November 20, 2017
Young Hwi Choi	Male	October 1945	Outside Director	Yes	No	Chairman of the Board of Directors Chair of the Corporate Governance Committee Risk Management Committee Outside Director Nomination Committee	B.A., Economics, Sungkyunkwan University Clerk, Bank Supervision, Bank of Korea (‘69~‘74) Deputy Director, former Ministry of Finance (‘78~‘82) Vice President, Shinhan Bank (‘99~‘01) President/CEO, Shinhan Financial Group (‘03~‘05)	—	—	2 years	March 23, 2018

		Month of Birth		Registered Officer				Number of Shares Owned		Term in Office	End of Term
Name	Gender		Position		Standing	Responsibility	Education and Work Experience	Common	Preferred
Stuart B. Solomon	Male	July 1949	Outside Director	Yes	No	Evaluation & Compensation Committee	B.A., Syracuse University. Executive Managing Director, MetLife Korea (‘98~‘00) Executive Vice President and Representative Director, MetLife Korea (‘00~‘01) Representative Director, MetLife Korea (‘01~‘09) President & CEO, MetLife Korea (‘09~‘11)	—	—	—	March 23, 2019

		Month of Birth		Registered Officer				Number of Shares Owned		Term in Office	End of Term
Name	Gender		Position		Standing	Responsibility	Education and Work Experience	Common	Preferred
Suk Ryul Yoo	Male	April 1950	Outside Director	Yes	No	Outside Director Nomination Committee Audit Committee Risk Management Committee	M.S. Industrial Engineering, KAIST Representative Director, Samsung Capital (‘98~‘00) Representative Director, Samsung Securities (‘00~‘01) Representative Director, Samsung Life Insurance (‘01~‘03) Representative Director, Samsung Card (‘03~‘09) Chairman, Credit Finance Association of Korea (‘06~‘07) Representative Director, Samsung Total Petrochemicals (‘09~‘10) Visiting Professor, Engineering, Seoul National University (‘11~‘13) Advisor, Samsung Electronics (‘15~present)	—	—	2 years	March 23, 2018
Michael Byungnam Lee	Male	September 1954	Outside Director	Yes	No	Chair of the Evaluation & Compensation Committee Outside Director Nomination Committee	Ph.D., Industrial Relations, University of Minnesota Project Analyst, Daewoo Industrial (‘77~‘79) Assistant Professor, California State University, San Jose (‘88~‘91) Assistant Professor, Georgia State University (‘91~‘94) Vice President (Director, Managing Director, Executive Managing Director), LG Academy (‘95~‘99) Vice President, Team Head, LG Group Restructuring Team (‘00~‘07) CEO, LG Academy (‘08~‘15) President, LG Academy (‘08~‘16)	1,020	—	2 years	March 23, 2018

		Month of Birth		Registered Officer				Number of Shares Owned		Term in Office	End of Term
Name	Gender		Position		Standing	Responsibility	Education and Work Experience	Common	Preferred
Jae Ha Park	Male	November, 1957	Outside Director	Yes	No	Chair of the Risk Management Committee Audit Committee Corporate Governance Committee	Ph.D., Economics, Pennsylvania State University Senior Advisor to the Minister of Finance and Economy (‘99~‘00) Outside Director, JB Bank (‘04~‘07) Chairman of the Board of Directors, Shinhan Bank (‘07~‘11) Vice Chairman, Korea Money and Finance Association (‘08~‘09) Vice President, Korea Institute of Finance (‘08~‘10) Outside Director, Daewoo Securities (‘09~‘10) Deputy Dean, Research Center, Asian Development Bank (‘11~‘15) Senior Research Fellow, Korea Institute of Finance (‘91~present)	—	—	2 years	March 23, 2018
Eunice Kyonghee Kim	Female	March, 1959	Outside Director	Yes	No	Audit Committee Evaluation & Compensation Committee Corporate Governance Committee

J.D., Yale Law School (‘86)
Senior Managing Director, Chief Compliance Officer, General Counsel and Registered Director, Citigroup Global Markets Korea Securities (‘00~‘04)
Member, FSC Council on Financial Sector Development, (‘98~‘07,‘10~‘11)Vice President and General Counsel, Citibank Korea (‘04~‘07)

Chief Compliance Officer, Citibank Japan (‘07~‘08)
Vice President and Chief Compliance Officer, Hana Financial Group (‘08~‘10)Vice Chairman, International Association of Korean Lawyers (‘08~‘present)
Policy Advisor, National Human Rights Commission of Korea (‘16~present)
Professor, Ewha Womans University Law School (‘10~present)

								—	—	2 years	March 23, 2018

		Month of Birth		Registered Officer				Number of Shares Owned		Term in Office	End of Term
Name	Gender		Position		Standing	Responsibility	Education and Work Experience	Common	Preferred
Jong soo Han	Male	October, 1960	Outside Director	Yes	No	Chair of Audit Committee Evaluation & Compensation Committee	Ph.D., Accounting, University of Pittsburgh Member, Accounting Standards Committee, Financial Services Commission (‘11~‘13) Vice President, Korea Accounting Association (‘11~‘12,‘13~present) Member, Korea Accounting Standards Board (‘13~‘16) Member, IFRS Interpretations Committee (‘15~present) Professor of Accounting, School of Business, Ewha Womans University (‘06~present)	—	—	2 years	March 23, 2018
Hong Lee	Male	April, 1958	Non-standing Director	Yes	No	Risk Management Committee Corporate Governance Committee	B.A., Linguistics, Seoul National University
Executive Vice President, Middle East Corporate Sales, Kookmin Bank (‘10)
Executive Vice President, Southern Area Sales, Kookmin Bank (‘10~‘11)
Executive Vice President, Human Resources, Kookmin Bank (‘11)
Executive Vice President, Small & Medium Enterprise Business Division, Kookmin Bank (‘12)
Senior Executive Vice President, Corporate Banking Division, Kookmin Bank (‘13~‘14)
(concurrent) Senior Executive Vice President, Sales Group, Kookmin Bank (‘15)
(concurrent) Senior Executive Vice President, Strategy & Financial Planning Group, Kookmin Bank (‘16)
							(concurrent) Senior Executive Vice President, Management Support Group, Kookmin Bank (‘17~present)	459	—	2 years	General Shareholders’ meeting in 2018

E. Shareholding Status of the Largest Shareholder and Specially-Related Persons

(As of the Filing Date)				(Unit: Shares, %)
Name	Relationship with the Largest Shareholder	Type of Shares	Number of Shares and Shareholding Ratio		Remarks
			Number of Shares	Shareholding Ratio
NPS	The largest shareholder	Common	0	0.00	—
NPS National Pension Fund	Specially-related person	Common	41,190,896	9.85	—

Total		Common	41,190,896	9.85	—

		Others	0	0.00	—

Note) All of the above shares are common shares with voting rights.

F. Specially-Related Persons of Offeror

As of the Filing Date, the largest shareholder of the Offeror is NPS, which holds 9.85% of the total issued common shares of the Offeror. NPS was established on September 18, 1987 pursuant to Article 24 of the National Pension Act, to promote stability and welfare of the people by providing pension benefits in times of income loss or suspension from injury or death due to old age, illness or disability.

(1)	NPS’s Major Functions

•	Management and maintenance of records on insured persons

•	Imposition of pension contributions

•	Determination and disbursement of benefits

•	Consultation for old age planning, support for economic activities and fund lending

•	Welfare promotion businesses such as establishment and operation of welfare facilities

•	Lending to increase funds

•	Entrusted affairs under the National Pension Act or other statutes

•	Other matters entrusted by the Minister of Health and Welfare in relation to NPS

•	Management and operation of the National Pension Fund

(2)	NPS’s Financial Status

	(Own businesses, Unit: KRW million)
Classification	End of 2015	End of 2014	End of 2013
Assets	1,004,027	917,236	861,788
Liabilities	1,094,974	1,013,576	965,311
Capital	-90,947	-96,340	-103,523
Revenue	15,769,090	14,333,688	13,637,200
Operating Income	24,083	26,152	27,778
Net Income	4,565	4,641	10,754

(3)	NPS’s (Acting) Chairman & CEO as of Filing Date

•	Won-Hee Rhee, Executive Director for Planning (Acting Chairman & CEO)

:	Department of nursing, Hanyang University / M.A. in health science, Seoul National University / Ph.D. in nursing, Hanyang University

Head of Family & Health Division, Bureau of Health Policy of the Ministry of Health and Welfare (“MOHW”) (Deputy Bureau-Chief-Grade Official), Head of National Quarantine Station of the MOHW, Head of Bureau of Population and Child Policy, Office for Population Policy of the MOHW

ø	For further information regarding the above and other details on NPS, please see NPS’s website (http://www.nps.or.kr) and All Public Information In-One System (http://www.alio.go.kr).

For further details on the Offeror’s affiliates, please refer to the “IX. Information About Affiliates” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

G. Financial Statements for the Three Most Recent Fiscal Years

For the Offeror’s financial statements for the three most recent fiscal years, please refer to the “II. Financial Information, 1. Summary Financial Statements, 2. Consolidated Financial Statements and 4. Financial Statements” sections of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

H.	Information About Corporate Group of Which Offeror Is Member

(1)	Name of Corporate Group: KB Financial Group

(2)	Companies Belonging to the Corporate Group

As of the Filing Date, the corporate group of the Offeror consists of 36 companies in total (i.e., the holding company, 12 first-tier subsidiaries and 23 second-tier subsidiaries).

For further details on this Section, please refer to the “IX. Information About Affiliates” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

I.	Further Information Regarding Offeror

For further information regarding the Offeror, please refer to the Offeror’s Annual Reports on Form 20-F and Current Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission (www.sec.gov) from time to time.

2.	Broker or Intermediary of Tender Offer

A.	Name of Broker or Intermediary of Tender Offer and its Relationship with Offeror

Not applicable.

B.	Contents of Service Provided by Broker or Intermediary for Tender Offer

Not applicable.

C.	Material Interest of the Broker or Intermediary in Success of Tender Offer

Not applicable.

3.	Offeror’s Share Ownership Status and Transaction History of Target Company’s Shares

A.	Share Ownership Status of Offeror (including its Specially-Related Persons)

(As of the Filing Date)				(Unit: Shares, %)
Name	Relationship	Type of Shares	Number of Shares and Shareholding Ratio		Remarks
			Number of Shares	Shareholding Ratio
KB Financial Group Inc.	Offeror	Common	26,472,759	39.81	—

B. Share Transaction History of Offeror (including its Specially-Related Persons) within Past One Year

							(Unit: Shares, KRW)
Name	Relationship	Type of Shares	Date of Change	Number of Shares			Method of Acquisition/ Disposition	Acquisition/ Disposition Price
				Before	Change	After
KB Financial Group Inc.	Offeror	Common	December 30, 2016	19,972,759	6,500,000	26,472,759	Rights Offering	26,250 Note 1)

Note 1) Rights offering to a third party, which is subject to restrictions on resale. (A one year lock-up period with the Korea Securities Depository is scheduled.)

C.	Summary of Agreements Which Offeror is a Party to in respect to the Held Shares (if any)

Not applicable. However, the Offeror executed a comprehensive stock swap agreement with the Target Company on April 14, 2017. For details on the aforementioned stock swap, please refer to the Offeror’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (www.sec.gov) on April 14, 2017. Also, for further information necessary for making an investment decision, including information regarding the risks of investment, please refer to the Offeror’s Form CB, which will be furnished to the U.S. Securities and Exchange Commission (www.sec.gov) at a later date.

II. Information About Target Company

1.	Information About Target Company

A.	Target Company

(1)	Legal and Commercial Name of Target Company

KB Insurance Co., Ltd. (“KB Insurance”)

Note) As of June 24, 2015, the Target Company changed its name from LIG Insurance Co., Ltd. to KB Insurance Co., Ltd.

(2)	Date of Incorporation and Duration of Existence

After its incorporation meeting held on December 13, 1958, the Target Company commenced operations on January 27, 1959, and has been a publicly traded company since being listed on the securities market on June 23, 1976.

(3)	Address, Phone Number and Homepage of Head Office

•	Address: KB Insurance Bldg., 117, Teheran-ro, Gangnam-gu, Seoul, Korea

•	Telephone number: +82-1544-0114

•	Website address: http://www.kbinsure.co.kr

(4)	Legal Basis for Business Operation

The Target Company is conducting its main business, the non-life insurance business, pursuant to the Insurance Business Act.

(5)	Major Business

The Target Company is mainly engaged in non-life insurance and related activities such as the execution of non-life insurance agreements and the collection/payment of insurance premiums/benefits. In addition, the Target Company’s businesses include other related or ancillary businesses which insurance companies are permitted to operate such as asset management and claims adjustment.

The Target Company’s major subsidiaries include LIG Insurance (China) Co., Ltd., which provides insurance services mainly to Korean companies located in China’s Jiangsu and Guangdong provinces while selling non-life insurance products to local entities and individual customers.

For further details on this Section, please refer to the “II. Information About the Business” section of the Target Company’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

* LIG Investment & Securities was sold as of June 21, 2016 and is no longer a major subsidiary.

(6) Overview of Consolidated Subsidiaries

For information on this Section, please refer to the “I. Information About the Company, 1. Information About the Company, ga. Overview of Consolidated Subsidiaries” section of the Target Company’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

(7)	Information About Affiliates

As of the Filing Date, the name of the corporate group of the Target Company is KB Financial Group, which consists of 36 companies in total (i.e., the holding company, 12 first-tier subsidiaries, 23 second-tier subsidiaries).

For further details on this Section, please refer to the “IX. Information About Affiliates, ga. Information About Affiliates” section of the Target Company’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

B.	History of Target Company

(1)	History of Major Activities

For information on this section, please refer to the “I. Information About the Company, 2. Company History, ga. History of Major Activities” section of the Target Company’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

(2)	Address of Head Office

The address of the Target Company’s head office is KB Insurance Bldg., 117, Teheran-ro, Gangnam-gu, Seoul, Korea.

(3)	Significant Changes in Management

At the ordinary general meeting of shareholders held on March 17, 2017, directors Jungsoo Huh, Eung-Ho Shin and Bong-Ju Lee retired as their term of office expired, and Jae Keun Lee was elected as a non-standing director, Jin-Hyeon Park, Yong-In Shin, Jae-Ho Shim and Chang-Ki Kim as outside directors and Yong-In Shin, Jae-Ho Shim and Chang-Ki Kim as audit committee members.

For information on other members of management, please refer to the “I. Information About the Company, 2. Company History, da. Major Change in Management” section of the Target Company’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017

(4)	Changes in Largest Shareholder

Pursuant to the Share Purchase Agreement executed between a group of shareholders including Bon-Sang Koo, the former largest shareholder, and KB Financial Group Inc., the largest shareholder of the Target Company was changed to KB Financial Group Inc. as of June 24, 2015.

(5)	Change of Corporate Name

As of June 24, 2015, the Target Company’s name was changed from LIG Insurance Co., Ltd. to KB Insurance Co., Ltd.

(6)	Mergers and Other Corporate Reorganizations

Not applicable.

C.	Share Capital and Number of Issued Shares

(1)	Share Capital and Par Value

•	As of the Filing Date, the Target Company’s share capital is KRW 33,250,000,000.

•	Par value: KRW 500 (nominal value)

(2)	Total Number of Issued Shares

(As of the Filing Date)	(Unit: Shares)
	Type of Shares			Remarks
Classification	Common	Preferred	Total
I. Total Number of Authorized Shares	150,000,000	50,000,000	200,000,000	—

II. Total Number of Shares Issued to Date	66,500,000	0	66,500,000	—

III. Total Number of Shares Reduced to Date	0	0	0	—

1. Capital Reduction	0	0	0	—
2. Share Retirement	0	0	0	—
3. Redemption of Redeemable Shares	0	0	0	—
4. Others	0	0	0	—

IV. Total number of issued shares (II-III)	66,500,000	0	66,500,000	—

V. Number of Treasury Shares	0	0	0	—
VI. Number of Outstanding Shares (IV-V)	66,500,000	0	66,500,000	—

D. Current Status of Executive Officers

As of March 31, 2017, the status of registered officers is as follows.

From December 31, 2016 to March 31, 2017, there has been no change in the Target Company’s registered officers other than those provided below. For the status of non-registered officers, please refer to the “VIII. Information About Officers and Employees, 2. Current Status of Officers and Employees, (1) Current Status of Officers” section of the Target Company’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017

(As of March 31, 2017)						(Unit: Shares)
Number of Shares Owned
Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibility	Education and Work Experience	Common	Preferred	Term in Office	End of Term
Jong-Hee Yang	Male	June 1961	Representative Director & CEO	Yes	Yes	Executive Director Risk Management Committee Outside Director Nomination Committee	B.A., Korean History, Seoul National University M.A., Business Administration, Sogang University Deputy President, Financial Planning & Investor Relations Department, KB Financial Group	—	—	10 months	March 17, 2018

Yong-In Shin	Male	January 1952	Outside director	Yes	No	Outside Director Audit Committee Risk Management Committee Executive Director Nomination Committee Audit Committee Member Recommendation Committee	B.A., Business Administration, Yonsei University M.A., Business Administration, Yonsei University Ph.D., Accounting, Sungkyunkwan University Advisor, Deloitte Anjin LLC Adjunct Professor, Sungkyunkwan University (current) Auditor, SeAH Holdings Corp	—	—	1 year 10 months	March 17, 2018

Number of Shares Owned
Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibility	Education and Work Experience	Common	Preferred	Term in Office	End of Term
Jae-Ho Shim	Male	February 1957	Outside Director	Yes	No	Outside Director Nomination Committee Risk Management Committee Executive Director Nomination Committee Audit Committee Member Recommendation Committee	B.A., Public Administration, Yeungnam University Executive Vice President, Samsung Life Service Executive Vice President, Samsung Life Insurance Vice President, Samsung Group	—	—	1 year 7 months	March 17, 2018

Jin-Hyeon Park	Male	March 1953	Outside Director	Yes	No	Outside Director Remuneration Committee Outside Director Nomination Committee Executive Director Nomination Committee Audit Committee Member Recommendation Committee	B.A., Public Administration, Korea National Open University M.A., Public Administration, Yonsei University J.D., Dongguk University Chief, Gyeongbuk Provincial Police Agency Principal, Central Police Academy	—	—	10 months	March 17, 2018

Number of Shares Owned
Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibility	Education and Work Experience	Common	Preferred	Term in Office	End of Term
Chang-Ki Kim	Male	June 1965	Outside Director	Yes	No	Outside Director Audit Committee Risk Management Committee Outside Director Nomination Committee Executive Director Nomination Committee Audit Committee Member Recommendation Committee	B.S., Mathematics, Seoul National University M.S., Mathematics, Seoul National University M.S., Statistics and Actuarial Science, University of Iowa, U.S. Ph.D., Risk Management and Insurance, Actuarial Science, Financial Mathematics, University of Iowa (current) Associate Professor, Business School, Korea University	—	—	—	March 17, 2018

Jae Keun Lee	Male	May 1966	Non-standing Director	Yes	No	Non-standing Director Remuneration Committee	B.S., Mathematics, Sogang University M.A., Economics, Sogang University Department Head of Financial Planning & Management, KB Financial Group Acting CFO and Managing Director, Financial Planning & Management, KB Financial Group	—	—	—	March, 17, 2018

E. Shareholding Status of the Largest Shareholder and its Specially-Related Persons

(As of the Filing Date)			(Unit: Shares, %)
Name	Relationship with the Largest Shareholder	Type of Shares	Number of Shares and Shareholding Ratio		Remarks
			Number of Shares	Shareholding Ratio
KB Financial Group Inc.	The largest shareholder	Common	26,472,759	39.81	—

Total		Common	26,472,759	39.81	—

		Preferred	—	—	—

F.	Financial Statements for the Three Most Recent Fiscal Years

(1)	Consolidated Financial Statements

•	Summary Consolidated Statements of Financial Position

59th period: As of December 31, 2016

58th period: As of December 31, 2015

57th period: As of December 31, 2014

KB Insurance Co., Ltd. (formerly known as LIG Insurance Co., Ltd.) and Subsidiaries

(Unit: KRW million, except number of consolidated subsidiaries)
Classification	59th Period	58th Period	57th Period
Cash and cash equivalents	834,678	769,208	566,224
Financial assets	22,007,274	19,351,310	17,861,936
Stock investments in associates	—	7,436	10,827
Derivative assets for hedging purposes	6,145	11,178	32,598
Reinsurance assets	764,919	776,234	894,957
Investment property	269,592	333,736	315,747
Property and equipment	791,934	760,878	809,979
Intangible assets	37,876	41,191	51,228
Assets held for sale	4,048	—	—
Disposal groups held for sale	—	1,039,888	—
Current income tax assets	—	2,315	4,310
Deferred income tax assets	2,350	2,427	1,514
Deferred acquisition costs	1,669,657	1,654,854	1,606,591
Other assets	44,416	48,641	41,619
Special account assets	3,006,010	2,722,037	1,744,169

Total assets	29,438,897	27,521,334	23,941,699

Insurance contract liabilities	22,470,369	20,447,990	18,484,673
Financial liabilities	540,663	535,313	1,133,935

Classification	59th Period	58th Period	57th Period
Liabilities from derivatives for hedging purposes	147,320	95,336	63,411
Provisions	62,643	47,278	28,991
Net defined benefit liabilities	91,442	103,398	84,746
Liabilities from disposal groups held for sale	—	884,470	—
Current income tax liabilities	7,968	16,705	—
Deferred income tax liabilities	245,256	245,564	209,784
Other liabilities	40,239	42,238	35,190
Special account liabilities	3,385,531	2,991,802	2,147,385

Total liabilities	26,991,432	25,410,094	22,188,114

Equity attributable to the Parent Company	2,443,058	2,080,687	1,717,177
Share capital	33,250	30,000	30,000
Capital surplus	348,454	181,121	49,715
Capital adjustment	-9	-9	-56,607
Accumulated other comprehensive income	201,183	285,657	250,316
Accumulated other comprehensive income from assets held for sale	314	—	—
Accumulated other comprehensive income related to disposal groups	—	1,534	—
Retained earnings	1,859,865	1,582,384	1,443,753
Non-controlling interests	4,407	30,553	36,409

Total equity	2,447,465	2,111,240	1,753,586

Total liabilities and equity	29,438,897	27,521,334	23,941,699

Number of consolidated subsidiaries	22	23	27

•	Summary Consolidated Statements of Comprehensive Income

59th period: January 1, 2016 - December 31, 2016

58th period: January 1, 2015 - December 31, 2015

57th period: January 1, 2014 - December 31, 2014

KB Insurance Co., Ltd. (formerly known as LIG Insurance Co., Ltd.) and Subsidiaries

(Unit: KRW million, except per share amounts)
Classification	59th Period	58th Period	57th Period
Operating income	11,318,441	11,110,282	10,778,497
Operating expense	10,929,527	10,867,892	10,644,918
Net operating income	388,914	242,390	133,579
Non-operating income	19,379	4,559	13,878
Non-operating expense	9,935	4,811	11,331
Net profit from continuing operations before income tax	398,358	242,138	136,125
Income tax expense from continuing operations	100,874	53,464	26,174

Classification	59th Period	58th Period	57th Period
Profit for the period from continuing operations	297,484	188,674	109,951
Income from discontinued operation	4,625	-29,326	-722
Profit for the period	302,109	159,348	109,229
Other comprehensive loss	-83,818	36,274	166,746

Total comprehensive income	218,291	195,622	275,975

(1) Profit attributable to:	302,109	159,348	109,229
Shareholders of the Parent Company	301,154	164,199	109,342
Non-controlling interests	956	-4,850	-113

(2) Total comprehensive income for the period attributable to:	218,291	195,622	275,975

Shareholders of the Parent Company	217,147	201,074	275,253
Non-controlling interests	1,144	-5,452	722
Basic earnings per share (KRW)	5,016	3,117	2,115

(2)	Separate Financial Statements

•	Summary Statements of Financial Position

Statements of Financial Position

59th period: As of December 31, 2016

58th period: As of December 31, 2015

57th period: As of December 31, 2014

KB Insurance Co., Ltd. (formerly known as LIG Insurance Co., Ltd.) and Subsidiaries

	(Unit: KRW million)
Classification	59th Period	58th Period	57th Period
Cash and cash equivalents	778,018	689,212	520,482
Financial assets	21,554,582	18,934,946	16,608,260
Stock investments in associates and subsidiaries	467,274	464,349	635,184
Derivative assets for hedging purposes	6,145	11,178	32,598
Reinsurance assets	730,299	716,444	793,442
Investment property	329,444	333,736	315,747
Property and equipment	729,075	758,881	805,888
Intangible assets	36,452	39,838	42,810
Assets held for sale	4,048	128,830	—
Deferred acquisition costs	1,669,657	1,654,854	1,606,591
Deferred income tax assets	—	2,315	3,822
Other assets	41,209	47,022	38,944
Special account assets	3,006,010	2,722,037	1,744,169

Total assets	29,352,211	26,503,642	23,147,938

Classification	59th Period	58th Period	57th Period
Insurance contract liabilities	22,420,868	20,373,344	18,369,826
Financial liabilities	519,696	514,327	512,779
Liabilities from derivatives for hedging purposes	147,320	95,336	63,411
Provisions	62,643	47,278	28,715
Net defined benefit liabilities	91,252	103,185	83,482
Current income tax liabilities	7,303	16,239	—
Deferred income tax liabilities	244,596	245,679	209,589
Other liabilities	37,409	39,436	29,585
Special account liabilities	3,385,531	2,991,802	2,147,385

Total liabilities	26,916,619	24,426,627	21,444,772

Share capital	33,250	30,000	30,000
Capital surplus	348,454	181,121	49,715
Capital adjustment	—	—	-56,600
Accumulated other comprehensive income	204,060	288,489	250,525
Accumulated other comprehensive income from assets held for sale	314	—	—
Retained earnings	1,849,514	1,577,406	1,429,525

Total equity	2,435,592	2,077,015	1,703,166

Total liabilities and equity	29,352,211	26,503,642	23,147,938

Valuation method of equity investment in subsidiaries, associates or jointly controlled entities (Note 1)	Cost method	Cost method	Cost method

Note1) For subsidiaries that are structured entities, the Target Company applies the fair value method under Item 1039 of the KASB (Korea Accounting Standards Board) Statement for accounting purposes.

•	Summary Statements of Comprehensive Income

Statements of Comprehensive Income

59th period: January 1, 2016 - December 31, 2016

58th period: January 1, 2015 - December 31, 2015

57th period: January 1, 2014 - December 31, 2014

KB Insurance Co., Ltd. (formerly known as LIG Insurance Co., Ltd.) and Subsidiaries

(Unit: KRW million, except per share amounts)
Classification	59th Period	58th Period	57th Period
Operating income	11,266,569	11,003,412	10,713,535
Operating expense	10,873,126	10,775,454	10,581,074
Net operating income	393,442	227,958	132,461
Non-operating income	10,251	2,912	12,803
Non-operating expense	9,888	4,540	11,735
Profit before income tax	393,805	226,330	133,528
Income tax expense	98,026	52,594	24,333

Classification	59th Period	58th Period	57th Period
Profit for the period	295,780	173,736	109,195
Other comprehensive income	-83,787	37,963	162,193

Total comprehensive income for the period	211,993	211,699	271,388

Earnings per share (KRW)	4,927	3,298	2,112

G.	Information About Corporate Group of Which Target Company Is Member

For information about KB Financial Group to which the Target Company belongs, please refer to “1. Information About Offeror and Its Specially-Related Persons, H. Information About Corporate Group of Which Offeror Is Member”.

2.	Trading Performance of Target Company’s Shares

(Unit: KRW, Share)

Classification		March 2017	February 2017	January 2017	December 2016	November 2016	October 2016
Monthly Share Price	Maximum	28,300	24,450	25,750	29,200	29,150	28,950
	Minimum	26,400	24,450	24,400	26,150	26,600	26,200
	Average	27,425	25,905	25,067	27,560	28,032	27,391
Monthly Trading Volume	Maximum	455,832	599,603	501,702	533,390	485,071	381,630
	Minimum	96,531	121,953	501,702	93,618	70,407	125,037

	Total	4,474,780	5,033,575	5,828,988	4,463,949	4,063,354	4,752,328

Note) The average monthly share price was calculated as the weighted average of the daily share prices based on the daily trading volumes.

3.	Transactions between Offeror and Target Company

As of the Filing Date, no credit extensions or similar arrangements have been made in favor of the Offeror.

III. Purpose of Tender Offer and Future Plan

1.	Purpose of Tender Offer

A.	Purpose, Background and Process of Tender Offer

The Offeror has been focusing on strengthening its non-banking business in order to become more competitive as a comprehensive financial group. To this end, it acquired 19.47% of the shares of the Target Company on June 24, 2015, gaining control and becoming its largest shareholder.

The Offeror and the Target Company have determined that, in light of an increasingly uncertain industry environment caused by changes in insurance sector regulations, in order for the Target Company to maximize its business & sales synergies with its affiliates and achieve increased competitiveness and sustained growth, it is necessary for the Target Company to become a wholly-owned subsidiary of the Offeror. Accordingly, after reviewing the aforementioned business synergies and their effects at their respective BOD meetings on April 14, 2017, the Offeror and the Target Company decided to engage in a comprehensive stock swap to make the Target Company a wholly-owned subsidiary of the Offeror.

<Overview of Stock Swap>

Legal Basis	Article 360-2 through Article 360-10 of the Commercial Code, Article 165-4 of the Financial Investment Services and Capital Markets Act (“FSCMA”), Article 62-2 of the Financial Holding Companies Act

Stock Swap Details

Pursuant to a comprehensive stock swap, shareholders of the Target Company will transfer common shares of the Target Company to the Offeror and, in exchange for such transfer, the Offeror will allocate newly issued shares or treasury shares of the Offeror to the shareholders of the Target Company.

*  As a result of the stock swap, the Offeror will own 100% of the shares of the Target Company.

Stock Swap Ratio	0.5728700 common shares of the Offeror per one common share of the Target Company

Date of Stock Swap	July 3, 2017 (expected)

For further details on the aforementioned stock swap, please refer to the Offeror’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (www.sec.gov) on April 14, 2017. Also, for further information necessary for making an investment decision, including information regarding the risks of investment, please refer to the Offeror’s Form CB, which will be furnished to the U.S. Securities and Exchange Commission (www.sec.gov) at a later date.

If the stock swap proceeds after the Tender Offer as planned, with such stock swap being approved by special resolution at the shareholders’ meeting of the Target Company in accordance with the Commercial Code and the Financial Holding Companies Act, the Target Company will become wholly owned by the Offeror as of July 3, 2017 and the Target Company will be delisted. Please note however that the timing of the stock swap and the delisting could change depending on, among other things, discussions with the FSS and the Korea Exchange.

The Offeror plans to undertake the Tender Offer and acquire additional shares from the shareholders of the Target Company, together with the contemplated stock swap, in order to secure an adequate number of shares for approval of the stock swap at the shareholders’ meeting and in order to provide the shareholders of the Target Company with an opportunity to dispose of their shares at the Tender Offer Price, which is inclusive of a premium compared to the current market price. By doing so, the Offeror intends to provide the shareholders of the Target Company with various opportunities to dispose of their shares in the Target Company, i.e., by tendering their shares in the Tender Offer and receiving a premium, by participating in the stock swap and receiving shares of the Offeror if the stock swap is approved, or by exercising their dissent and appraisal rights with respect to the proposed stock swap.

Neither the Offeror nor the Target Company is required to obtain any prior authorizations or approvals from the FSC or the Korea Fair Trade Commission in connection with the Tender Offer.

2.	Future Plan

A.	Future Plan

Through the Tender Offer and subsequently scheduled comprehensive stock swap, the Offeror plans to acquire 100% of the Target Company’s equity and make the Target Company its wholly-owned subsidiary. If the comprehensive stock swap is carried out as scheduled, the Target Company will be delisted.

By making the Target Company its wholly-owned subsidiary pursuant to the Tender Offer and the stock swap, the Offeror intends to establish a more efficient management system capable of responding more flexibly to external changes and to strengthen management efficiency through faster and more flexible decision making. In addition, as the Offeror has wholly-owned subsidiaries engaged in various financial service sectors including banking, credit cards, securities, real estate trust and life insurance, by adding the Target Company to its group of wholly-owned subsidiaries, the Offeror seeks to maximize synergies by facilitating collaboration between the Target Company and the other subsidiaries. In particular, the Offeror intends to continuously expand its non-banking businesses in order to effectively respond to the overall decline in net interest margin in the Korean banking sector resulting from the long-term low interest rates incidental to the prolonged global economic recession. At the same time, the Offeror intends to endeavor to generate stable profits at each of its subsidiaries.

As such, after making the Target Company its wholly-owned subsidiary, the Offeror intends to increase the competitiveness of the Target Company and, in turn, strengthen its non-banking businesses so that both the Target Company and the Offeror may become leading financial institutions in the Korean financial market.

B.	Plans With Respect to Shares Acquired in Tender Offer

The Offeror does not have any near-term plan to transfer any shares of the Target Company acquired through the Tender Offer to a third party and has not entered into any agreement with any third party regarding such a near-term transfer.

3.	Impact of Tender Offer on Target Company and Shares

A.	Relevant details if the Target Company will be newly subject to regulations under the Fair Trade Act after the Tender Offer to which regulations the Target Company had not been subject before the Tender Offer

Not applicable.

B.	Relevant details in case the shares for which the Tender Offer is being made may satisfy requirements for delisting from the relevant stock exchange after completion of the Tender Offer

Currently, the comprehensive stock swap has been approved by the BOD, and accordingly, the comprehensive stock swap procedures are underway. Therefore, after the Tender Offer, if the shareholders of the Target Company approve the comprehensive stock swap at the shareholders’ meeting (approval of the shareholders of the Offeror is not necessary as the Offeror satisfies the requirements for a small-scale stock swap), the Offeror will become the complete parent company of the Target Company and thus the shares of the Target Company will be delisted. The common shares of the Target Company will be delisted on the same day on which the common shares of the Offeror that have been issued as part of the stock swap become listed.

C.	Relevant details of any pending lawsuits, to which the Offeror or the Target Company is a direct party, that may affect a change of control or the Tender Offer

Not applicable.

IV. Terms of Tender Offer

1.	Class and Number of Shares Subject to Tender Offer

A.	Class and Number of Shares Subject to Tender Offer

Issuer	KB Insurance Co., Ltd.
Type of Shares	Registered Common Share issued by KB Insurance Co., Ltd.
Target Number of Shares	40,027,241 shares

Note 1) The Offeror will purchase all of the shares tendered, irrespective of the number of shares tendered.

Note 2) The Tender Offer Price will be paid in cash.

B. Information About Change in Shares Held by Offeror (including its Specially Related Persons and Joint Holders) after Completion of Tender Offer

Name	Shares Held as of Filing Date (A)		Shares Subject to Tender Offer (B)		Shares to Be Held Post Tender-Offer (A+B)
	Number (shares)	Ratio (%)	Number (shares)	Ratio (%)	Number (shares)	Ratio (%)
KB Financial Group Inc.	26,472,759	39.81	40,027,241 at a maximum	60.19	66,500,000 at a maximum	100.00

Total	26,472,759	39.81	40,027,241 at a maximum	60.19	66,500,000 at a maximum	100.00

2.	Terms of Tender Offer

A.	Number, Purchase Price and Payment Method Depending on Type of Target Share

Type of Shares	Tender Offer Price	Number of Shares to Be Purchased	Payment Method
Common Shares	KRW 33,000 per share	40,027,241 (at a maximum)	Cash

B.	Calculation of Tender Offer Price or Exchange Ratio

The Tender Offer Price of KRW 33,000 per share was calculated by applying a premium to the trading price of the shares of KB Insurance.

The Tender Offer Price represents:

•	a 17.86% premium over the closing share price (KRW 28,000) on the business day immediately preceding April 17, 2017, which is the date of the public announcement of the Tender Offer

•	a 19.24% premium over the weighted arithmetic average share price (KRW 27,674) for the one month preceding April 17, 2017, which is the date of the public announcement of the Tender Offer

•	a 24.60% premium over the weighted arithmetic average share price (KRW 26,485) for the three months preceding April 17, 2017, which is the date of the public announcement of the Tender Offer

•	a 20.04% premium over the weighted arithmetic average share price (KRW 27,490) for the twelve months preceding April 17, 2017, which is the date of the public announcement of the Tender Offer

C.	Purchase of Tendered Shares

The Offeror will open a securities account with the Tender Offer Agent (as defined herein) in the Offeror’s name and purchase all of the tendered shares on May 19, 2017.

D.	Tender Offer Period

Commencement Date	April 17, 2017	26 days
Expiration Date	May 12, 2017

E.	Settlement Date, Settlement Method and Place

Settlement Date	May 19, 2017 (the “Settlement Date”)

Settlement Method

Upon completion of the Tender Offer, a notice of purchase with respect to the tendered shares will be sent to the address specified in the tender application of each shareholder (each, a “Shareholder”) who has validly tendered his shares.

The Tender Offer Price will be transferred to the applicable account opened with the Tender Offer Agent by each Shareholder on the Settlement Date.

The shares validly tendered in the Tender Offer will be transferred from the account of each Shareholder to the account of the Offeror on the Settlement Date.

	Location	Address
Settlement Place	Head office and branch offices of KB Securities Co., Ltd. (the “Tender Office Agent”)	Head office: 21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea Branch offices: Please refer to the list of KB Securities branches at the official website of KB Securities (www.hdable.co.kr).

Return of Tendered Shares	The tendered shares shall be withdrawn immediately, if (i) the Offeror (pursuant to Article 139, Paragraph 1 of the Enforcement Decree of the FSCMA, after the commencement of the Tender Offer) cancels or withdraws the Tender Offer, or (ii) a Shareholder takes the required action to withdraw its tendered shares from the Tender Offer. For instructions regarding withdrawal from the Tender Offer, please refer to Part V, Section 2.

F. Tax Matters

The Tender Offer Price will be transferred to the account opened by each Shareholder with the Tender Offer Agent; provided that a securities transaction tax at a rate of 0.5% and any other applicable taxes will be deducted or withheld therefrom.

Please note that since the Tender Offer is considered an over-the-counter (OTC) transaction, Shareholders who are resident individuals may be subject to capital gains tax under the Income Tax Act. Capital gains tax needs to be declared and paid directly by the applicable shareholder. Please refer to the relevant tax laws for details regarding whether or not capital gains tax will be imposed, the specific tax base and rate and the method of declaration and payment.

In the case of a non-resident Shareholder (including foreign corporations having no permanent establishment in Korea), the applicable law may require the Tender Offer Agent to withhold certain applicable capital gains taxes and surtaxes, unless (i) an applicable tax treaty provides the Shareholder with an exemption from such capital gains for the sale of shares and (ii) all actions necessary to qualify for such an exemption shall have been taken by the Shareholder.

Such non-resident shall bear the burden of proving whether the non-resident is subject to the exemption under a tax treaty and whether relevant actions have been taken and relevant documents are true and correct. In the case where the non-resident provides insufficient proof or fails to prove qualification, the Tender Offer Agent as withholding agent may not exempt the non-resident from withholdings.

G.	Governmental or Court Permit, License or Approval Required for Tender Offer

No governmental or court permits, licenses or approvals are required for the Offeror to acquire the Target Company’s shares.

H.	Amending Terms of Tender Offer

Subject to applicable law, the Offeror may amend the terms and conditions of the Tender Offer at any time on or prior to the last day of the tender offer period by filing an amendment to this Tender Offer Statement. However, as set forth in Article 136, Paragraph 3 of the FSCMA, the Offeror may not amend the terms and conditions of the Tender Offer if the amendment would do any of the following:

•	reduce the purchase price;

•	reduce the target number of shares;

•	extend the date for payment of the Tender Offer Price, with certain exceptions;

•	shorten the tender offer period; or

•	change the type of consideration to be given to Shareholders (except by adding an additional type of consideration which Shareholders can select).

3.	Withdrawal of Tender Offer (Exceptional Grounds)

Once the tender offer period commences, the Offeror may withdraw its Tender Offer only if a basis for withdrawal prescribed under Article 139, Paragraph 1 of the FSCMA and Article 150 of the Enforcement Decree of the FSCMA arises at any time on or prior to the expiration of the tender offer period. If the Tender Offer is withdrawn, public notice of such withdrawal, including an explanation of the basis for withdrawal, must be provided in at least two daily newspapers in Korea.

< Grounds for Withdrawal of Tender Offer>

•	The launch by a third party of a competing tender offer;

•	Death, dissolution or bankruptcy of Offeror;

•	Invalidation of any note or check issued by Offeror or suspension or prohibition of Offeror’s checking account transactions with a bank;

•	The occurrence of any of the following events with respect to the Target Company:

a. Merger, spin-off, spin-off followed by merger, comprehensive stock transfer or swap;

b. Transfer of all or a material part of the business or assets of the Target Company (transfer of business means any item described in Article 171, Paragraph 1 of the Enforcement Decree of the FSCMA);

c. Dissolution or bankruptcy of the Target Company;

d. Invalidation of any note or check issued by the Target Company;

e. Suspension or prohibition of any checking account transactions with a bank;

f. Delisting of the shares of the Target Company from the Korea Exchange;

g. Occurrence of a loss in an amount equal to 10/100 or more of the total assets as of the end of the fiscal year immediately preceding the event due to force majeure, war, accident, fire or any other calamity

4. Agreement to Purchase Target Company’s Shares other than by Means of Tender Offer

Not applicable. However, the Offeror executed a comprehensive stock swap agreement with the Target Company on April 14, 2017. For further details on the aforementioned comprehensive stock swap, please refer to the Offeror’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (www.sec.gov) on April 14, 2017. Also, for further information necessary for making an investment decision, including information regarding the risks of investment, please refer to the Offeror’s Form CB, which will be furnished to the U.S. Securities and Exchange Commission (www.sec.gov) at a later date.

V. Method of Tender and Matters relating to Tender Offer Procedure

1.	Method of Tender

Tender Offer Agent	Name	KB Securities Co., Ltd.
	Head Office Address	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea
Method of Tender

A person intending to participate in the Tender Offer must receive the Tender Offer Circular prior to his tender pursuant to Article 137 of the FSCMA.

Note 1) Any investor intending to participate in the Tender Offer must receive the Tender Offer Circular prior to his tender and must affix his signature on the certificate of receipt.

Note 2) If an investor fails to receive the Tender Offer Circular or to affix his signature on the certificate of receipt, his participation in the Tender Offer will be prohibited.

Note 3) A hard copy of the Tender Offer Circular will be available at the head office and branches of KB Securities Co., Ltd., the Tender Offer Agent.

Note 4) In this Tender Offer, any tender made via phone call, fax, internet or on-line is prohibited. Therefore, the Tender Offer Circular cannot be received in electronic form.

Note 5) However, if the procedures for use of an electronic document as set forth in Article 137, Paragraph 3 of the FSCMA are followed, the Tender Offer Circular may be received in electronic form.

Note 6) The applicable statutory provisions relating to the delivery of the Tender Offer Circular are as follows:

FSCMA Article 137 (Preparation and Public Notice of Tender Offer Circular)

(1) A tender offeror (including a tender offer agent; hereafter the same shall apply in this Article) shall, when he/she intends to purchase securities through the tender offer, prepare a circular for such tender offer (hereinafter referred to as “tender offer circular”) in a manner prescribed by Presidential Decree, submit it to the Financial Services Commission and an exchange on the public notice date of tender offer, and keep it at a place designated by Ordinance of the Prime Minister in order to make it available to the public for inspection. In this regard, the proviso to Article 134 (2) shall apply mutatis mutandis.

(2) No tender offer circular shall contain a description different from the one stated in the relevant tender offer statement or omit any description therein.

(3) No tender offeror shall purchase stocks, etc., before and unless he/she delivers a tender offer circular in conformity with paragraph (1) to a person who intends to sell such stocks, etc. subject to the tender offer. In this regard, the tender offer circular shall be deemed delivered when it satisfies all the following requirements, if it is to be delivered by means of electronic document under Article 436:

1. The addressee of the electronic document shall consent to receive the tender offer circular by means of electronic document;

2. The addressee of the electronic document shall designate the kind of electronic transmission medium and the place for receiving the electronic document;

3. The addressee of the electronic document shall confirm his/her receipt of the electronic document; and

4. The contents of the electronic document shall be identical with those of the relevant written tender offer circular.

1. Registered Shareholders holding registered shares of KB Insurance:

•       The Shareholder should first open a trust account with the Tender Offer Agent and deposit the relevant shares in such account. Then the Shareholder should submit a tender application and obtain written confirmation of his tender.

2. Beneficial Shareholders holding registered shares of KB Insurance:

•       If the relevant shares are deposited in the Tender Offer Agent’s trust account or securities account, the shareholder should submit a tender application to the Tender Offer Agent and obtain written confirmation of his tender.

•       If the relevant shares are deposited in a securities account with a securities firm other than the Tender Offer Agent, the Shareholder must open an account with the Tender Offer Agent and deposit the relevant shares in that account. The shareholder must then submit a tender application to the Tender Offer Agent and obtain written confirmation of his tender.

•       If the shares are deposited in a trust account with the [former] KB Investment & Securities Co., Ltd., the Shareholder must open an account with KB Securities Co., Ltd., the Tender Offer Agent, in his name and deposit his shares in that account. The Shareholder must then submit a tender application to the Tender Offer Agent and obtain written confirmation of his tender.

•       If the shares are with a tax deductible or tax exempt savings account at a securities company other than the Tender Offer Agent, please inform such securities company of your intent to tender the shares. On the expiration date of the Tender Offer, such securities company shall collect details of all such requests to tender and submit the tender applications and a summary of the tender status of each tendering Shareholder to the Tender Offer Agent.

3. Once your KB Insurance shares are tendered and transferred to the account of the Tender Offer Agent, they cannot be withdrawn, except as described below in Part V, Section 2.

4. For the documents necessary to open an account with the Tender Offer Agent, please visit a branch of KB Securities Co., Ltd. near you. In addition, you may also open an account without visiting a branch by using KB Securities’ smart (non-face-to-face) account opening service (www.hdable.co.kr).

5. For Shareholders not residing in Korea, the Shareholder must instruct its standing proxy (e.g. a trustee bank) to open an account with the Tender Offer Agent and submit a tender application on the Shareholder’s behalf.

6. Tendering Shareholders must make their tender in person (by visiting a branch) (or through a standing proxy in the case of Shareholders not residing in Korea) and bring their identity confirmation documents with them. Tenders may not be made via telephone, fax, on-line or other methods.

*  Identity Confirmation Documents:

a. Individual: Resident registration card or driver’s license

b. Corporation: Business registration certificate

c. Foreign Investor: Certificate for registration of foreign investment

7. For Shareholders not residing in Korea (including foreign corporations without a permanent establishment in Korea), applicable Korean law may require the Tender Offer Agent to withhold certain applicable capital gains taxes and surtaxes, unless (i) applicable tax treaties exempt the shareholder(s) from such capital gains and (ii) all actions necessary for such exemptions have been taken by the shareholder(s).

•       For Shareholders not residing in Korea (including foreign corporations without a permanent establishment in Korea) eligible for exemption from applicable capital gains taxes and surtaxes, such Shareholder should submit: (i) an application for tax-exemption on non-resident’s Korean source income provided under the Korea Tax Treaty (Form 29-2(2) of the Enforcement Rules of the Income Tax Act); (ii) a residence certificate issued by the competent authority of the beneficiary’s resident country; and (iii) any other documents supporting acquisition costs (if available).

•       For Shareholders who do not reside in Korea (including foreign corporations without a permanent establishment in Korea) and are not eligible for exemption from applicable capital gains taxes and surtaxes, such Shareholder should submit documents supporting acquisition costs only (if available).

8. Tender applications will be accepted only until 4:00 p.m. (Korea time) on the expiration date of the tender offer period (May 12, 2017).

9. The tendering Shareholder must file the tender application in his real name in accordance with the Act on Real Name Financial Transactions and Confidentiality. Otherwise, the application will be null and void in its entirety.

10. Notice of purchase – After the expiration date of the tender offer period and prior to the Settlement Date, the Tender Offer Agent will send to the tendering Shareholder a notice of purchase containing information such as the status of tender, number of shares to be purchased or returned, and other matters necessary for the settlement.

	Location	Address
Place for Filing Tender Application	Head office and branches of KB Securities Co., Ltd.	• Head office: 21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea • Branch offices: Please refer to the list of KB Securities branches at the official website of KB Securities (www.hdable.co.kr).

2.	Method of Withdrawing Tender by Shareholder

Any Shareholder who has tendered his KB Insurance shares may withdraw such tender, in whole or in part, at any time prior to the end of the tender offer period. In the event that a Shareholder has withdrawn his tender, such Shareholder will not be liable to Offeror for any compensatory or liquidated damages.

If any Shareholder wishes to withdraw his tender, such Shareholder must submit a certificate confirming the submission of a tender application and a written statement of withdrawal of the tender to the head office or a branch office of the Tender Offer Agent where the Shareholder had filed the tender application, by no later than 4:00 p.m. (Korea time) on May 12, 2017, the expiration date of the tender offer period.

If any Shareholder withdraws his tender, the prohibition on withdrawal of the KB Insurance shares deposited into the account established for the Tender Offer shall be lifted with respect to such shares without delay on the date of such tender withdrawal application.

3.	Particulars on Tender Offer Agent

A.	Name

KB Securities Co., Ltd.

B.	Scope of Tender Offer Agent’s Role

•	To prepare, report and file the Tender Offer Statement and any other relevant documents necessary for this Tender Offer;

•	To prepare, distribute, and make available to the public the Tender Offer Circular;

•	To make public announcements in connection with the Tender Offer;

•	To receive tender applications from tendering shareholders of the Target Company, and to receive and keep the tendered shares for the Tender Offer;

•	To manage individual Shareholders’ accounts opened with the Tender Offer Agent in connection with the Tender Offer;

•	To return the tendered share certificates to tendering Shareholders who withdraw their tender applications;

•	To return the tendered share certificates to tendering Shareholders in the event that the Offeror withdraws the Tender Offer;

•	To settle the payment for the Offeror as a proxy; and

(a) To transfer the tendered shares to the account of the Offeror

(b) To make payments to each account of the tendering Shareholders

•	To send out notifications to tendering Shareholders and to perform other duties necessary in connection with the Tender Offer.

C.	Address of Head Office/Branch Offices and Phone Numbers

Head Office: 21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea

•	Tel. No.: +82-1588-6611

•	Homepage: http://www.hdable.co.kr

Branch Offices: Please refer to the list of KB Securities branches at the official website of KB Securities (www.hdable.co.kr).

VI. Sources and Uses of Funds

1.	Breakdown of Uses of Funds

(Unit: KRW)
Tender Offer Price (A)	Cash	Maximum of KRW 1,320,898,953,000
	Securities	-
Commission (B)	KRW 250,000,000
Miscellaneous Costs (C)	Approximately KRW 40,000,000
Total (A+B+C)	Cash	Maximum of KRW 1,321,188,953,000
	Securities	-

Note 1) The Tender Offer Price and the Commission were calculated based on the assumption that the Offeror will purchase the maximum purchasable number of shares (40,027,241 shares).

Note 2) Miscellaneous costs include public announcement, printing, distribution and other related costs, which are subject to change in the future.

2.	Breakdown of Sources of Funds

A.	Cash Required for Tender Offer

Sources of Funds	Own Funds (A)	KRW 490,000,000,000
	Borrowings (B)	KRW 832,000,000,000
	Others (C)	-
	Total (A+B+C)	KRW 1,322,000,000,000

Funds in Financial Institution Accounts	Balance of Deposits	Name of Financial Institution	Amount	Remark
		Kookmin Bank	KRW 1,322,000,000,000
		Total	KRW 1,322,000,000,000
	Plan for Withdrawal and Use of Funds	The Tender Offer settlement price has been deposited with Kookmin Bank on April 14, 2017 and necessary measures have been taken to ensure that the settlement price may not be withdrawn prior to the Settlement Date of the Tender Offer.

Note) The Offeror has deposited a sufficient amount of funds to settle the Tender Offer Price, as well as the “Commission” and “Miscellaneous Costs.”

B.	Breakdown of Borrowings

Funding Method	Issuance of Commercial Paper	Working Capital Loans	Total
Amount	KRW 700 billion	KRW 132 billion	KRW 832 billion
Interest Rate	1.61%~1.64%	2.15%	—
Date of Borrowing	April 13, 2017 April 14, 2017	April 14, 2017	—
Borrowing Period	109~179 days	1 year	—

Note) The above borrowings are expected to be repaid through an issuance of corporate debentures.

C.	Securities Necessary for Tender Offer

Not applicable.

VII. Description of Prior Discussion with Offeror

The Offeror, the largest shareholder of the Target Company, wishes to conduct this Tender Offer to acquire the shares of the Target Company. Immediately prior to the filing of this Tender Offer Statement, the Offeror notified the Target Company and its representative director of the purpose, objective and overview of the Tender Offer contemplated herein. This Tender Offer is commenced at the initiative of the Offeror and any and all decisions made in connection with this Tender Offer are made by the responsible officers and employees of the Offeror.

1.	Prior Consultation Between Offeror and Target Company

The Offeror and the Target Company have determined that, in light of an increasingly uncertain industry environment caused by changes in insurance sector regulations, in order for the Target Company to maximize its business & sales synergies with its affiliates and achieve increased competitiveness and sustained growth, it is necessary for the Target Company to become a wholly-owned subsidiary of the Offeror. Accordingly, after reviewing the aforementioned business synergies and effects at their respective BOD meetings on April 14, 2017, the Offeror and the Target Company decided to engage in a comprehensive stock swap to make the Target Company a wholly-owned subsidiary of the Offeror.

Please refer to “III. Purpose of Tender Offer and Future Plan” for the purpose, backgrounds and procedures and plans in connection with this Tender Offer, which is being carried out together with the comprehensive stock swap intended to integrate the Target Company as a wholly-owned subsidiary of the Offeror.

2. Conflict of Interest between Offeror and Shareholders, Officers or Employees of Target Company

The Offeror is the largest shareholder of the Target Company and there is no conflict of interest between the Offeror and the shareholders, officers or employees of the Target Company in connection with this Tender Offer.